EXHIBIT 99.1

SKF delivers axleboxes for 1000 freight locomotives

GOTEBORG, Sweden, Aug. 22, 2005 (PRIMEZONE) -- SKF delivers axleboxes for 1000 freight locomotives

SKF has gained a large contract for European locomotive axleboxes from Alstom. Some 1000 diesel and electrical PRIMA locomotives for the French SNCF and Belgian SNCB railways will be equipped with SKF axleboxes.

Alstom is one of the leading global railway suppliers of products, services and systems. SKF offered a new technical solution to achieve lower life cycle cost by using a new optimised design and improved axlebox material. The boxes are fitted with tapered roller bearing units. Extensive testing was done to validate the design parameters and performance.

The axleboxes are manufactured in France and the bearing units in Italy. The first deliveries of the axleboxes have already started.

SKF is the leading rolling bearing supplier to the world railway industry, providing a full assortment of products and services for all types of railway vehicles such as high speed vehicles, locomotives, multiple units, coaches, mass transit vehicles and freight cars.

Goteborg, August 22, 2005

Aktiebolaget SKF (publ.)

For further information, please contact: PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: Lars.G.Malmer@skf.com IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994, e-mail: Marita.Bjork@skf.com

Aktiebolaget SKF SE-415 50 Goteborg, Sweden Tel. +46 31 337 10 00 Fax. +46 31 337 17 22 www.skf.com

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